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                                          Filed by Guilford Pharmaceuticals Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                     Commission File No. 0-20096
                                                  Subject Company: Gliatech Inc.


[The following is the text of "Questions and Answers" to be posted on the Guilford Pharmaceuticals web page]




                 GUILFORD PHARMACEUTICALS/ GLIATECH ACQUISITION
                                      Q & A

TRANSACTION SPECIFIC

Q1        WHAT SPECIFICALLY ARE THE BENEFITS OF A BUSINESS COMBINATION?
A1 A business combination between Guilford and Gliatech capitalizes on a strategic fit that builds a stronger commercial organization with three marketed products, increasing top-line revenues from product sales, and a robust development pipeline of nine additional product candidates. The agreement extends the company's biopolymer franchise for the surgical marketplace, while enhancing its development efforts in small molecule therapeutics for neurological and central nervous system disorders.

Q2        WHAT ARE THE GENERAL TERMS OF THE ACQUISITION?
A2 Under terms of the deal, Guilford will acquire all outstanding 9.5 million shares of Gliatech for approximately 13.1 million shares of its common stock.

Q3        WHEN DO YOU EXPECT THE DEAL TO CLOSE?
A3     Third Quarter of 2000. Each Company's shareholders must vote on the deal.

Q4        WHERE WILL THE NEW COMPANY BE LOCATED?
A4 The company will consolidate is corporate headquarters in Baltimore, while maintaining a manufacturing facility at Gliatech's current


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       headquarters in Solon, Ohio for the production of the Adcon family of products.

Q5        WHAT WILL THE NEW ENTITY BE CALLED?
A5 The company will be called Guilford Pharmaceuticals Inc. Gliatech will be a wholly-owned subsidiary of Guilford.

OPERATIONS SPECIFIC

Q6        WHO WILL BE THE MANAGERS OF THE NEW COMPANY?
A6 Guilford CEO Craig R. Smith will be the President and CEO of the combined company. Thomas Oesterling, Chairman and CEO of Gliatech will join Guilford's board and management team and lead strategic planning for the Company.

Q7        WHAT IS THE EXPECTED CASH RESERVE OF THE NEW ENTITY?
A7 As of March 31, 2000, the companies had total cash and investments in excess of $154 million.

Q8        WILL THIS AFFECT GUILFORD'S PARTNERSHIP AGREEMENT WITH AMGEN OR
          AVENTIS?
A8     No.

Q9 WILL THIS AGREEMENT AFFECT OTHER RESEARCH PROGRAMS AT GUILFORD, SUCH AS PARP AND NAALADase?
A9 The transaction will enhance Guilford's neuroscience programs by increasing critical mass and knowledge and adding complementary product candidates to the pipeline.

WALL STREET SPECIFIC

Q10       WHO WERE THE BANKERS INVOLVED IN THE TRANSACTION?
A10 Prudential Vector Healthcare Group has represented Guilford while S.G. Cowen represented Gliatech.

Q11       WHAT IS THE VALUE OF THE PROPOSED COMBINATION BASED ON FRIDAY'S
         (MAY 26, 2000) CLOSING PRICE OF $15 1/2?
A11    The value of the merger is approximately $219 million.

Q12       WHAT IS THE MARKET CAPITALIZATION OF THE NEW ENTITY?

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A12    As of last Friday's close (May 26, 2000), the combined market capitalization of the two companies was $518.8 million

Q13       WHO COVERS GUILFORD?
A13 Prudential Vector; CIBC Opco; DB Alex Brown; SunTrust Equitable; Legg Mason; Oscar Gruss

Q14       WHO COVERS GLIATECH?
A14    Prudential Vector and SG Cowen

Q15       WHAT IS THE CURRENT VALUATION OF EACH COMPANY?
A15 As of last Friday's close (May 26, 2000), Guilford's marketcap was approximately $363.1 million and Gliatech's marketcap was approximately $155.7 million.

Q16       WHEN DID EACH COMPANY GO PUBLIC?
A16 Guilford Pharmaceuticals had its initial public offering in 1994, and Gliatech went public in 1995.



       These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Guilford/Gliatech transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Guilford and Gliatech, failure of the Guilford or Gliatech stockholders to approve the merger; the risk that the Guilford and Gliatech business will not be integrated successfully; there can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger, the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Guilford's and Gliatech's business generally. More detailed information about those factors is set forth in Guilford's and Gliatech's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current


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Reports on Form 8-K. Guilford and Gliatech are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

       Guilford, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Guilford stockholders. Gliatech, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Gliatech stockholders.

       INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED BY GUILFORD AND GLIATECH WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM GUILFORD OR GLIATECH, AS THE CASE MAY BE. REQUESTS TO GUILFORD MAY BE DIRECTED TO 6611 TRIBUTARY STREET, BALTIMORE, MD. 21224, ATTENTION: INVESTOR RELATIONS. REQUESTS TO GLIATECH MAY BE DIRECTED TO 23420 COMMERCE PARK ROAD, CLEVELAND, OH. 44122, ATTENTION: INVESTOR RELATIONS.